Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

July 15, 2019

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017,

as supplemented by Supplement No. 1 dated June 27, 2018 and Supplement No. 2 dated January 4, 2019

John Deere Capital Corporation

$600 million 2.800% Senior Notes Due July 18, 2029

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$600 million
Trade Date:	July 15, 2019
Settlement Date (T+3)**:	July 18, 2019
Maturity Date:	July 18, 2029
Benchmark Treasury:	2.375% due May 15, 2029
Benchmark Treasury Yield and Price:	2.089%; 102-17
Spread to Treasury:	72 basis points
Reoffer Yield:	2.809%
Coupon:	2.800%
Coupon Payment Dates:	Semi-annually on January 18th and July 18th, commencing on January 18, 2020 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.922% plus accrued interest from July 18, 2019
Gross Spread:	0.475%
Net Proceeds (%):	99.447% plus accrued interest from July 18, 2019
Net Proceeds ($):	$596,682,000 plus accrued interest from July 18, 2019
CUSIP:	24422EUY3
Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
MUFG Securities Americas Inc.
Co-Managers:	Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Standard Chartered Bank
R. Seelaus & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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